CORPORATE, EARNINGS Ferrovial reports strong full-year 2025 results, boosted by robust performance in all businesses ● The company posted a 12.2% increase in adjusted EBITDA1, thanks to higher contributions from Highways and Construction ● Strong cash generation supported by dividends from infrastructure projects and asset rotation Amsterdam, February 25, 2026.- Ferrovial, a leading global infrastructure company, today reported financial results for the full year 2025. Ferrovial closed the year with significant growth, supported by a substantial increase in revenue and adjusted EBITDA1 in all businesses, primarily North American highways and Construction. Strong cash flow generation was supported by dividends from infrastructure projects and asset rotation. Revenue totaled €9.6 billion, an 8.6% increase in like-for-like1 terms, while adjusted EBITDA1 reached €1.5 billion, a 12.2% rise year over year in like-for-like1 terms. Net profit amounted to €888 million in 2025 compared to €3.2 billion a year earlier, when the company accounted for capital gains from assets rotation. "2025 was a remarkable year for Ferrovial, culminating in its inclusion in the Nasdaq-100 Index in December. We delivered solid results, with significant revenue and adjusted EBITDA1 increases across all business divisions. Our North American assets performed particularly well, and the Construction business exceeded its profitability target,” said Ferrovial CEO, Ignacio Madridejos. "Looking ahead, we’re focused on accelerating our growth in the United States, where we see a strong pipeline of new greenfield infrastructure opportunities across highways and airports.” Ferrovial closed the year with a solid financial position, with liquidity1 of €5.1 billion and consolidated net debt1 of -€1.3 billion, excluding infrastructure projects in both cases. During this period, the company completed the divestment of its 5.25% stake in Heathrow airport (€539 million) and AGS Airports (€533 million) and received a record of €968 million in dividends from projects. In parallel, Ferrovial closed the acquisition of an additional 5.06% stake in the 407 ETR highway for €1.3 billion and allocated €236 million to equity injections in the New Terminal One (NTO) at JFK International Airport. The company assigned €657 million to cash dividends (€156 million) and treasury shares purchases (€501 million). Operating results The Highways division’s revenue grew 13.7% in like-for-like1 terms to €1.4 billion, driven by outstanding performance in North America, where the company received €880 million in dividends from projects. Adjusted EBITDA1 increased 12.2% in like-for-like1 terms to €990 million. U.S. Express Lanes reported strong revenue per transaction growth, outpacing US inflation. In Canada, the 407 ETR posted a double-digit EBITDA1 rise, thanks to higher revenues. Revenue per trip increased by 11.7%. The Construction division’s order book1 reached an all-time high of €17.4 billion and delivered a 4.6% adjusted EBIT margin1, outperforming the average long term profitability target. North America accounted for 1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Full Year 2025 results report.

46%, Poland for 22% and Spain for 14% of the total order book1. Revenues grew 7.5% to €7.7 billion in like- for-like1 terms, while adjusted EBIT1 soared 24.2% to €352 million in like-for-like1 terms. In the Airports division, the NTO keeps progressing facing an important year for construction and systems integration. NTO has reached 25 agreements with airlines, including 16 executed contracts and 9 letters of intent. The Energy division reported €339 million in revenues and €3 million in adjusted EBITDA1. Further milestones In 2025, a Ferrovial-led consortium’s bid was shortlisted for the I-24 Southeast Choice Lanes in Tennessee and the I-285 East Express Lanes in Georgia. In February 2026, a Ferrovial-led consortium’s bid was shortlisted for the I-77 South Lanes project, in North Carolina. In December 2025, Ferrovial joined the Nasdaq-100 Index®, a year and a half after the company’s debut in the US market in May 2024. Conference call information Ferrovial will host a conference call on February 26, 2026 at 15:00 CET / 09:00 a.m. ET to discuss full year 2025 financial results. To access the earnings call, click here or visit https://ferrovial.com/ir-shareholders

KEY FIGURES (Million euro) (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Full Year 2025 results report. (2) In like-for-like terms. HIGHWAYS: PERFORMANCE 2025 VS 2024 Variation Transactions Rev/Transaction NTE -4.7% 13.4% LBJ -0.1% 8.7% NTE 35W 2.9% 11.6% I-77 -2.0% 24.7% I-66 7.4% 13.3% 2025 2024 Variation 1/2 Revenue 9,627 9,148 8.6% Adjusted EBITDA1 1,457 1,342 12.2% Adjusted EBIT1 967 901 10.6% Net profit 888 3,239 2025 2024 Consolidated net debt1 5,893 6,061 Net debt, excluding infrastructure projects1 -1,341 -1,794 2025 2024 Variation 1/2 Construction order book1/2 17,438 16,755 10.1%

*Vehicle kilometers travelled Forward-Looking Statements This press release contains forward-looking statements. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial position, business strategy, plans, and objectives of management for future operations, dividends, capital structure, as well as statements that include the words “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, volatility or increases in inflation rates and rates of interest, exchange rate fluctuations, increased costs and availability of materials, and other ongoing impacts including from, for example, changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; our legal and regulatory risks given that we operate in highly regulated environments, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; the impact of certain swaps and hedging arrangements we enter into from time to time; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands, including changing or conflicting expectations in connection with sustainability and ESG matters; physical and transitional risks in connection with the impacts of climate change; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025 which is available on the SEC website Variation VKT* Rev/Trip 407 ETR 6.1% 11.7%

at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this press release has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to the accuracy or completeness of such data and information. Other than as specified, the information contained in this press release has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. The company has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. The company is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq-100 Index), Spain (IBEX-35), and the Netherlands. The company is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations: Global Ana Garcia Ruiz +34 676141825 ana.garcia@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com ir@ferrovial.com